UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §
240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 3)*

Staffing 360 Solutions, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

852387505
(CUSIP Number)

Satvinder Singh

Rscube Investment, LLC

24 Hayhurst Drive

Newtown, PA 18940

(732) 915-5937

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 15, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Rscube Investment, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power - 0 -
	8	Shared Voting Power 642,342
	9	Sole Dispositive Power - 0 -
	10	Shared Dispositive Power 642,342
11	Aggregate Amount Beneficially Owned by Each Reporting Person 642,342
12	Check if the Aggregate Amount in row (11) Excludes Certain Shares ☐
13	Percent of Class represented by Amount in Row (11) 14.9% [1]
14	Type of reporting person OO (Limited Liability Company)

1 The percentages reported in this Schedule 13D are calculated based upon the 4,311,020 shares of common stock outstanding as of May 19, 2023, as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the Securities and Exchange Commission on May 19, 2023.

1	Names of Reporting Persons Satvinder Singh
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power - 0 -
	8	Shared Voting Power 642,342
	9	Sole Dispositive Power - 0 -
	10	Shared Dispositive Power 642,342
11	Aggregate Amount Beneficially Owned by Each Reporting Person 642,342
12	Check if the Aggregate Amount in row (11) Excludes Certain Shares ☐
13	Percent of Class represented by Amount in Row (11) 14.9% [1]
14	Type of reporting person IN

1 The percentages reported in this Schedule 13D are calculated based upon the 4,311,020 shares of common stock outstanding as of May 19, 2023, as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the Securities and Exchange Commission on May 19, 2023.

1	Names of Reporting Persons Anil Sharma
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power - 0 -
	8	Shared Voting Power 642,342
	9	Sole Dispositive Power - 0 -
	10	Shared Dispositive Power 642,342
11	Aggregate Amount Beneficially Owned by Each Reporting Person 642,342
12	Check if the Aggregate Amount in row (11) Excludes Certain Shares ☐
13	Percent of Class represented by Amount in Row (11) 14.9% [1]
14	Type of reporting person IN

1 The percentages reported in this Schedule 13D are calculated based upon the 4,311,020 shares of common stock outstanding as of May 19, 2023, as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the Securities and Exchange Commission on May 19, 2023.

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the undersigned on August 10, 2023 (as amended by Amendment No. 1 filed on August 18, 2023 and Amendment No. 2 filed on August 28, 2023, the “Schedule 13D”) relating to the common stock, $0.00001 par value per share (the “Common Stock”), of Staffing 360 Solutions, Inc. (the “Company”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On September 5, 2023, the Reporting Person sent a letter to the Company requesting a stockholder list for the Company for the purpose of contacting stockholders regarding a possible sale of Common Stock to the Reporting Person. The Company responded on September 13, 2023 denying the Reporting Person’s request in its entirety.

On September 15, 2023, the Reporting Person sent a second request to the Company for the stockholder list and objecting to the Company’s grounds for denying the original request. In the second request, the Reporting Person reasserted its previously declared purpose for requesting the stockholder list and stated the additional purpose of discussing with current stockholders the proposal, to be voted on at a special meeting of stockholders to be held on October 24, 2023, to authorize, for purposes of complying with Nasdaq Listing Rule 5635(d), the issuance of shares of Common Stock underlying certain warrants issued by the Company as described in the Company’s Proxy Statement on Schedule 14A filed on September 15, 2023. If the Company’s board of directors does not fully comply with the request for a stockholder list, the Reporting Person intends to file litigation with the Court of Chancery in the State of Delaware to enforce its rights.

In addition, in the letter dated September 15, 2023, the Reporting Person also expressed an interest in acquiring the shares of Common Stock to be offered in the transaction described in the previous paragraph, subject to further discussions with the Company regarding the Company’s capital structure.

A copy of the letter is attached hereto as Exhibit 2 and incorporated by reference herein.

This Schedule 13D (including Exhibit 2) is not an offer to purchase or a solicitation of an offer to sell any securities. Any solicitation or offer will only be made through separate materials filed with the Securities and Exchange Commission. The Reporting Person undertakes no obligation to make additional disclosures in connection with the matters described herein except to the extent required by law.

Item 7. Materials to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibit:

2.       Letter to the Company dated September 15, 2023

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated September 21, 2023	RSCUBE INVESTMENT, LLC

	By:	/s/ Anil Sharma
Anil Sharma, Chief Executive Officer

/s/ Satvinder Singh
Satvinder Singh

/s/ Anil Sharma
Anil Sharma